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                                                             EXHIBIT (A)(1)(XIV)


NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

SCOTT M. NISWONGER, JOHN A. TWEED AND LANDAIR ACQUISITION CORPORATION WAIVE FINANCING CONDITION

         Greeneville, Tennessee, January 15, 2003 - Scott M. Niswonger, Chairman of the Board and Chief Executive Officer of Landair Corporation (NASDAQ-LAND), John A. Tweed, President and Chief Operating Officer of Landair, and Landair Acquisition Corporation, a Tennessee corporation wholly owned by Messrs. Niswonger and Tweed (collectively, the "Purchasers"), today announced that they had waived the financing condition to their tender offer to acquire all of the outstanding shares of common stock of Landair Corporation. Prior to this waiver, the tender offer had been conditioned on Landair Acquisition Corporation's receipt of proceeds under its financing commitment from First Tennessee Bank. In connection with the waiver, the Purchasers announced that Landair Acquisition Corporation has entered into a definitive Loan and Security Agreement with First Tennessee Bank under which First Tennessee Bank has agreed to provide $25 million in debt financing to fund the major portion of the purchase of the shares tendered in the tender offer (the "Acquisition Loan"). The terms of this Acquisition Loan are substantially consistent with the terms of the commitment letter that the Purchasers obtained prior to commencing the tender offer. The Loan and Security Agreement contemplates that, following the consummation of the tender offer, First Tennessee Bank will make a $25 million term loan to Landair Acquisition Corporation to be used to pay the principal balance of the Acquisition Loan on its maturity date and to finance the purchase of any remaining shares not tendered in the tender offer in the subsequent merger of Landair with Landair Acquisition Corporation. The Loan and Security Agreement also contemplates that First Tennessee Bank will leave in effect the existing $15 million revolving line of credit with Landair following the consummation of the tender offer and the merger of Landair with Landair Acquisition Corporation.

         As previously announced, on December 23, 2002, the Purchasers offered to purchase all of the outstanding shares of common stock of Landair at a price of $13.00 per share in cash, without interest, less any required withholding taxes. The tender offer is scheduled to expire at 12:00 midnight, EST, on Thursday, January 23, 2003, unless extended.

         The Offer is being made pursuant to, and the foregoing announcement is qualified in its entirety by reference to the Offer to Purchase dated December 23, 2002, as amended, and the related Letter of Transmittal. Landair Corporation stockholders should read the Offer to Purchase and Letter of Transmittal in their entirety before any decision is made with respect to the Offer. Security holders of Landair Corporation can obtain the offer to purchase and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.

         Landair Corporation is a high-service-level transportation company providing truckload, dedicated and other transportation-related services in the United States and Canada.

         This press release and statements made by Landair Corporation in reports to its shareholders and public filings, as well as oral public statements by Landair Corporation representatives, may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include, but are not limited to, economic recessions or downturns in business cycles, competition, rapid fluctuations in fuel prices or availability, fluctuation in the frequency and severity of accidents, increases in interest rates and the availability of qualified drivers.